Exhibit 99.1

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES CLOSING OF THE ACQUISITION OF SPTS TECHNOLOGIES

YAVNE, ISRAEL — August 7, 2014 — Orbotech Ltd. (NASDAQ: ORBK) today announced that it has successfully closed the previously-announced acquisition of SPTS Technologies Group Limited (“SPTS”), in a strategic move into the high growth areas of Advanced Packaging and micro-electro-mechanical systems (MEMS).

Orbotech financed the acquisition, announced on July 7, 2014, using the proceeds of a new $300 million senior secured term loan facility and approximately $90 million cash on hand. The total consideration was $371 million.

“We are commencing our relationship with SPTS with great enthusiasm and anticipation” said Mr. Asher Levy, CEO of Orbotech Ltd. “We look forward to working with the outstanding SPTS team and combining the extensive know-how and core assets of both companies in order to further enhance Orbotech’s portfolio and industry leadership.”

Orbotech and SPTS management will host a conference call on Thursday, September 4, 2014, at 8:30 a.m. EDT to discuss the SPTS acquisition and its business. The dial-in number for the conference call is 1-888-324-6860 (Toll Free) or 1-212-547-0325 . The pass code is SPTS. A live webcast of the conference call and replay can also be heard by accessing the investor relations section on Orbotech’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law. SPTS’s financial statements have been prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. Orbotech will account for the acquisition of SPTS under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

COMPANY CONTACTS:

Adrian Auman	Ann Michael
Corporate Vice President Investor Relations and Special Projects	Senior Corporate Marketing Communications Manager
Orbotech Ltd.	Orbotech Ltd.
+972-8-942-3560	Tel: +972-8-942-3148

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